FILED PURSUANT TO RULE 424(B)(3)

File Number 333-181873

SUNGARD DATA SYSTEMS INC.

SUPPLEMENT NO. 4 TO

MARKET-MAKING PROSPECTUS DATED JUNE 18, 2012

THE DATE OF THIS SUPPLEMENT IS NOVEMBER 7, 2012

ON NOVEMBER 7, 2012, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED NOVEMBER 1, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 1, 2012

Commission file numbers:

SunGard Capital Corp. 000-53653

SunGard Capital Corp. II 000-53654

SunGard Data Systems Inc. 1-12989

SunGard® Capital Corp.

SunGard® Capital Corp. II

SunGard® Data Systems Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	20-3059890
Delaware	20-3060101
Delaware	51-0267091
(State or other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

Not Applicable

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

General

On November 1, 2012, the Company issued $1,000,000,000 aggregate principal amount of 6.625% Senior Subordinated Notes due 2019 (the “Notes”) that mature on November 1, 2019, pursuant to an indenture, dated as of November 1, 2012 (the “Indenture”), among the Company, the guarantors party thereto and The Bank of New York Mellon, as trustee.

The net proceeds of the issuance of the Notes were used to repurchase $489,839,000 of the Company’s $1,000,000,000 aggregate principal amount of 10.25% Senior Subordinated Notes due 2015 (the “2015 Notes”) tendered pursuant to a tender offer launched by the Company on October 18, 2012 (the “Tender Offer”) and the related Tender Offer premium and the fees and expenses incurred in connection with the issuance of the Notes and the Tender Offer. The Company has opted to optionally redeem the remaining outstanding 2015 Notes with an aggregate principal amount of $510,161,000.

Ranking

The Notes are the Company’s unsecured senior subordinated obligations and rank subordinated in right of payment to all of the Company’s existing and future senior indebtedness (including obligations under the senior secured credit facilities); rank equally in right of payment to all of the Company’s existing and future senior subordinated indebtedness; and are effectively subordinated in right of payment to the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness, and are structurally subordinated to all obligations of each of the Company’s existing and future subsidiaries that are not guarantors.

Optional Redemption

At any time prior to November 1, 2015, the Company may redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the greater of: (1) 1.0% of the principal amount of the Notes; and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of the Notes at November 1, 2015 (as set forth in the table below), plus (ii) all required interest payments due on the Notes through November 1, 2015 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the Notes (as of, and accrued and unpaid interest and additional interest, if any, to the date of redemption), subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 1, 2015, the Company may redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and additional interest, if any, to the applicable redemption date, subject to the right of holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve month period beginning on November 1 of each of the years indicated below:

Year	Percentage
2015	103.31250%
2016	101.65625%
2017 and thereafter	100.00000%

In addition, until November 1, 2015, the Company may, at its option, on one or more occasions redeem up to 40% of the aggregate principal amount of Notes at a redemption price equal to 106.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and additional interest, if any, to the applicable redemption date, subject to the right of holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more equity offerings; provided that at least 50% of the sum of the aggregate principal amount of Notes originally issued under the Indenture and any additional notes issued under the Indenture after the issue date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such equity offering.

Change of Control

Upon the occurrence of a change of control, which is defined in the Indenture, each holder of the Notes has the right to require the Company to repurchase some or all of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

The covenants in the Indenture are substantially identical to the covenants governing the Company’s existing senior unsecured notes. The Indenture contains covenants limiting, among other things, the Company’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness, issue disqualified stock or issue certain preferred shares;

•	pay dividends and make certain distributions, investments and other restricted payments;

•	create certain liens or encumbrances;

•	sell assets;

•	enter into transactions with affiliates;

•	make certain investments;

•	limit the ability of restricted subsidiaries to make payments to us;

•	merge, consolidate, sell or otherwise dispose of all or substantially all of our assets; and

•	designate our subsidiaries as unrestricted subsidiaries.

Events of Default

The Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such Notes to become or to be declared due and payable.

The foregoing description is qualified in its entirety by reference to the full text of the Indenture, filed as Exhibit 4.1 hereto and incorporated by reference herein.

Registration Rights Agreement

On November 1, 2012, the Company and the guarantors of the Notes entered into a registration rights agreement with respect to the Notes described above (the “Registration Rights Agreement”). In the Registration Rights Agreement, the Company and the guarantors of the Notes have agreed that they will (i) file one or more registration statements on an appropriate registration form with respect to a registered offer to exchange the Notes for new notes guaranteed by the guarantors on a senior unsecured basis, with terms substantially identical in all material respects to the Notes, and (ii) use their reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act of 1933, as amended.

The Company and the guarantors have agreed to use their reasonable best efforts to cause the exchange offer to be consummated or, if required, to have one or more shelf registration statements declared effective, within 360 days after the issue date of the Notes.

If the Company fails to satisfy this obligation (a “registration default”), the annual interest rate on the Notes will increase by 0.25%. The annual interest rate on the Notes will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.00% per year. If the registration default is corrected, the applicable interest rate on such Notes will revert to the original level.

If the Company must pay additional interest, the Company will pay it to the noteholders in cash on the same dates that it makes other interest payments on the Notes, until the registration default is corrected.

The foregoing description of the Registration Rights Agreement is included to provide you with information regarding its terms. It does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in Item 1.01 is incorporated by reference into this Item 2.03.

Item 8.01. Other Events

Preliminary Results for Tender of 2015 Notes

In connection with the Tender Offer, on October 31, 2012, the Company issued a press release announcing that it had elected to exercise the early settlement election described in the Offer to Purchase dated October 18, 2012, with respect to the $489,839,000 aggregate principal amount of 2015 Notes that were tendered as of 5:00 p.m., New York City time, on October 31, 2012 (the “Early Tender Date”). A copy of the press release announcing the results of the tender of such notes by the Early Tender Date is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The press release attached hereto as Exhibit 99.1 shall not be deemed “filed” with the Securities Exchange Commission nor incorporated by reference in any registration statement filed by the Company under the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Exhibit

Exhibit 4.1	Indenture, by and among the Company, the guarantors named therein and the Bank of New York Mellon, as Trustee, dated as of November 1, 2012

Exhibit 4.2	Registration Rights Agreement, dated as of November 1, 2012

Exhibit 99.1	Press Release, dated October 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNGARD CAPITAL CORP.
SUNGARD CAPITAL CORP. II
SUNGARD DATA SYSTEMS INC.

Date: November 7, 2012	By:	/s/ Charles J. Neral
Charles J. Neral
Senior Vice President, Finance and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit

Exhibit 4.1	Indenture, by and among the Company, the guarantors named therein and the Bank of New York Mellon, as Trustee, dated as of November 1, 2012

Exhibit 4.2	Registration Rights Agreement, dated as of November 1, 2012

Exhibit 99.1	Press Release, dated October 31, 2012